Exhibit 14.1

Code of Business Conduct and Ethics

This Code of Business Conduct and Ethics (the “Code”) applies to all directors, officers, and employees of Alkermes plc and its subsidiaries (the “Company”).  The Company has issued this Code to promote:

•	honest and ethical conduct by directors, officers and employees associated with the Company, including the ethical handling of actual or apparent conflicts of interest;

•
full, fair, accurate, timely, and understandable disclosure in reports and documents that the Company submits to the United States Securities and Exchange Commission (“SEC”) and in the Company’s other public communications;

•	compliance with applicable governmental laws, rules, and regulations;

•	the prompt internal reporting of any violations of this Code to your supervisor, the General Counsel or the Compliance Officer; and

•	accountability for adherence to the Code.

In addition, the Company has issued this Code to deter wrongdoing.

The effectiveness of this Code depends in part on the cooperation of all directors, officers, and employees in promptly disclosing to the designated persons within the Company any conduct believed to violate the standards described in this Code.  The Company has established procedures to ensure that you may report any suspected violations . The Company expressly prohibits retaliation of any kind against anyone who in good faith reports suspected misconduct.

The Company seeks to foster a culture of compliance with applicable laws, rules, and regulations and the highest standards of business conduct.  Everyone at the Company shall promote this culture of compliance.  Suspected violations of this Code or applicable laws, rules or regulation must be reported, and the Company will take appropriate steps to investigate them internally.  Violators shall be subject to discipline, as deemed appropriate by the Company in its sole discretion, including immediate termination.

This Code is  not  a comprehensive manual that covers every situation you might encounter.  .  If you have any questions about the provisions of this Code, or about how you should conduct yourself in a particular situation, you should consult your supervisor or the Company’s Compliance Officer, who is the Company’s General Counsel.

Adopted by the Alkermes plc Board of Directors on 09-16-2011

STANDARDS OF CONDUCT

You must ensure that any financial, business, or other activities in which you are involved outside the workplace are free of conflicts with your responsibilities to the Company.  A “conflict of interest” may occur when your private interest in any way interferes– or even appears to interfere – with the interests of the Company.  A conflict situation can arise when a person has interests that may impair the objective performance of his or her duties to the Company.  Conflicts of interest may also arise when a person (or his or her family member) receives improper personal benefits as a result of his or her position in the Company.

You must disclose any matter that you believe might raise doubt regarding your ability to act objectively and in the Company’s best interest.  The following is a non-exhaustive list of examples of situations involving potential conflicts of interest that should be disclosed:

•	any Company or other loan to any employee, officer, or director, or Company guarantee of any personal obligation;

•	employment by or acting independently as a consultant to a Company competitor, customer, supplier, business partner or collaborator;

•	directing Company business to any entity in which an employee or close family member has a substantial interest;

•	owning, or owning a substantial interest in, any competitor, customer, supplier, business partner or collaborator of the Company;

•	using Company assets, intellectual property, or other resources for personal gain; and

•	accepting anything of more than nominal value – such as gifts, discounts, or compensation – from an individual or entity that does or seeks to do business with the Company.

Directors, the Company Secretary and officers shall disclose any actual or apparent conflict situation to the Compliance Officer and to the Nominating and Corporate Governance Committee of the Board of Directors. In addition, as required by Irish law, the Directors must declare any actual or apparent conflicts of interests to the Board of Directors.  Employees who are not officers shall disclose all such situations of which they are aware to an appropriate supervisor or department head, or to the Compliance Officer.  All supervisors and department heads who receive such reports must forward them promptly to the Compliance Officer.

Directors must obtain approval from the Board of Directors before accepting any position as an officer or director of any outside business concern or entity that 1) currently has a business relationship with the Company or 2) that now is or foreseeably is expected to become a competitor of the Company.

Adopted by the Alkermes plc Board of Directors on 09-16-2011

Officers and employees must obtain necessary approvals before accepting (i) any position as an officer or director of an outside business concern, or (ii) any position as an officer or director of board position with a not-for-profit entity if there is or may be a Company business relationship with the not-for-profit entity or an expectation of financial or other support from the Company for the not-for-profit entity. Officers must obtain such approvals from the Nominating and Corporate Governance Committee of the Board of Directors; other employees must obtain such approvals from the Compliance Officer.

Directors, officers and employees who have obtained such approvals must promptly notify the appropriate persons specified above in the event of any change in the nature of such business concern’s or entity’s relationship with the Company or if such concern or entity later becomes a competitor of the Company.

Corporate Opportunities

You owe a duty to the Company to advance its legitimate interests.  Thus you may not (i) take for yourself corporate opportunities that are discovered through the use of Company property, information or position, without first offering such opportunities to the Company; (ii) use corporate property, information, or position for personal gain; or (iii) compete with the Company.

Directors and officers must adhere to their fundamental duties of good faith, due care, and loyalty owed to all shareholders, and to act at all times with the Company’s [ best interests in mind.

Confidentiality

You must maintain the confidentiality of sensitive business, technical, or other information entrusted to you by the Company, its customers, suppliers, business partners or collaborators, except when disclosure is authorized or legally mandated.  Confidential information includes all non-public information that might be of use to competitors or harmful to the Company, its customers, suppliers, business partners or collaborators if disclosed.  This obligation is in addition to the requirements of any confidentiality agreement that you may have entered into with the Company.

Fair Dealing

You must act fairly, honestly, and in good faith in any dealings on behalf of the Company with any of its customers, suppliers, business partners, collaborators, competitors, employees, and all others.  You may not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice.

Adopted by the Alkermes plc Board of Directors on 09-16-2011

Protection and Proper Use of Company Assets

You must protect and seek to ensure the efficient use of Company assets.  You should protect against the improper disclosure, theft, or misuse of the Company’s intellectual and physical property.
Assets of the Company should be used only for the Company’s legitimate business purposes.  The content of the Company’s electronic communication infrastructure (e-mail, voicemail, Internet access) is not protected by any right of personal privacy, and the Company can access and monitor it at any time without notice, unless prohibited under applicable law.

Compliance with Laws, Rules, and Regulations

The Company is committed to compliance with applicable laws, rules, and regulations.  The Company also maintains separate, detailed policies regarding such matters as insider trading, fair employment practices, and  bullying and harassment and sexual harassment that can be obtained through the Company’s Compliance Officer, on the Intranet or through the Human Resources Department.

Each and every director, officer, and employee must comply with all laws applicable to our business and their position as director, officer, and/or employee.  Questions or concerns about compliance issues should be raised by any of the means indicated under “Reporting and Enforcement Mechanisms” below.

Full, Fair, Accurate, Timely and Understandable Disclosures

The Company strives to ensure that all business records and financial reports are accurate, complete, understandable, and not misleading.  The Company is committed to complying with applicable laws requiring the fair and timely disclosure of material information and ensuring the accuracy of publicly disseminated information.  To that end, the Company maintains internal controls and procedures designed to provide reasonable assurance of the safeguarding and proper management of the Company’s assets; the reliability of its financial reporting in compliance with generally accepted accounting principles; and compliance with applicable laws and regulations.  The Company is committed to maintaining disclosure controls and procedures designed to ensure that financial and non-financial information is collected, analyzed, and timely reported in full compliance with applicable law.

If you obtain information causing you to believe that the Company’s books or records are not being maintained, or that its financial condition or results of operations are not being disclosed, in accordance with these controls and procedures, you must report the matter directly by any of the means indicated under “Reporting and Enforcement Mechanisms” below.

Adopted by the Alkermes plc Board of Directors on 09-16-2011

REPORTING AND ENFORCEMENT MECHANISMS

Among your most important responsibilities in this Company are the obligations to (1) comply with this Code and all applicable laws, rules, and regulations, and (2) report any situation or conduct you believe may constitute a possible violation of the Code or the law.

If you should learn of a potential or suspected violation of the Code, you have an obligation to report the relevant information to one of the persons listed below.  You may address questions about ethics issues and raise any concerns about a possible violation of the Code or applicable law to:

•	a supervisor;

•	the Company’s and/or the relevant subsidiary Company’s Compliance Officer;

•	the Company’s General Counsel;

•	the Audit and Risk Committee of the Board of Directors of the Company and/or

•	the Nominating and Corporate Governance Committee of the Board of Directors of the Company.

Frequently, a supervisor or department head will be in the best position to resolve the issue quickly.  However, you may also raise any question or concern with any of the other persons listed above.  You may do so orally or in writing and, if preferred, anonymously.

If the issue or concern relates to the internal accounting controls of the Company or any auditing matter, you may report it anonymously to any member of the Audit and Risk Committee of the Board of Directors, the Nominating and Corporate Governance Committee of the Board of Directors or the Compliance Officer, pursuant to the Reporting Procedures for Auditing and Accounting, Internal Control Matters and Illegal or Unethical Behavior and No Retaliation Policy, which is available [on the Intranet].

POLICY AGAINST RETALIATION

The Company will not tolerate retaliation in any form against any person who in good faith reports suspected violations of the Code or any laws, rules or regulations, voices other ethical concerns, or who is involved on the Company’s behalf in investigating or helping to resolve any such issue.  Anyone found to have retaliated against another employee for any such conduct may be subject to discipline, including immediate termination.  If you believe you have been subjected to such retaliation, you should report the situation as soon as possible to your supervisor or to the General Counsel.

Adopted by the Alkermes plc Board of Directors on 09-16-2011

PENALTIES FOR VIOLATIONS

The Company is committed to taking prompt and consistent action in response to violations of this Code.  Any covered person who violates the Code is subject to disciplinary action, including immediate termination.  The Company will promptly investigate reports of suspected violations. It will evaluate suspected violations on a case-by-case basis and apply an appropriate sanction, including, in its sole discretion, reporting the violation to authoritie

Adopted by the Alkermes plc Board of Directors on 09-16-2011

WAIVER/AMENDMENTS

Only the Board of Directors may waive application of any provision of this Code.  A request for such a waiver should be submitted in writing to the Board of Directors, or a Committee of the Board of Directors designated for this purpose, for its consideration. The Nominating and Corporate Governance Committee of the Board of Directors shall review the adequacy of this policy from time to time and shall consider and, to the extent deemed advisable or appropriate, recommend that the Board of Directors approve and adopt any amendment to this policy.  The Board of Directors will promptly disclose to investors, by means of a filing with the SEC or by posting a notice on the Company’s website, in either case within five business days of the grant thereof, all substantive amendments to the Code as well as all waivers of the Code granted to directors or officers, including the reasons for such waivers.

Adopted by the Alkermes plc Board of Directors on 09-16-2011